================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (AMENDMENT NO. 18)


                                  SALTON, INC.
                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   795757103
                                 (CUSIP Number)


                             WILLIAM R. LUCAS, JR.
                          ONE RIVERCHASE PARKWAY SOUTH
                           BIRMINGHAM, ALABAMA 35244
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)


                                  MAY 20, 2008
                    (Date of Event which Requires Filing of
                                This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 2
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Master Fund I, Ltd.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               521,102,512
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      521,102,512
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         521,102,512
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 3
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Offshore Manager, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               521,102,512
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      521,102,512
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         521,102,512
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 4
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         HMC Investors, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               521,102,512
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      521,102,512
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         521,102,512
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 5
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Special Situations Fund, L.P.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               152,794,441
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      152,794,441
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         152,794,441
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 6
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Special Situations GP, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               152,794,441
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      152,794,441
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         152,794,441
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 7
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         HMC - New York, Inc.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               152,794,441
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      152,794,441
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         152,794,441
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 8
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbert Management Corporation

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Alabama
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               673,896,953
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      673,896,953
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         673,896,953
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         92.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 9
---------------------------                          ---------------------------


                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Philip Falcone

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               673,896,953
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      673,896,953
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         673,896,953
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         92.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 10
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Raymond J. Harbert

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               673,896,953
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      673,896,953
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         673,896,953
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         92.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 11
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Michael D. Luce

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               673,896,953
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      673,896,953
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         673,896,953
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         92.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 12
---------------------------                          ---------------------------


         This Amendment No. 18 amends and supplements the Statement on Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), of Salton, Inc., a Delaware corporation (the "Issuer") filed on June 13, 2006, as amended October 20, 2006, October 26, 2006, November 6, 2006, November 16, 2006, December 18, 2006, January 3, 2007, January 24, 2007,
February 9, 2007, March 30, 2007, May 3, 2007, May 9, 2007, June 12, 2007, June
29,  2007,  July 24, 2007 and July 31,  2007,  October 4, 2007 and December 28,
2007 (as amended, the "Schedule 13D") by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), an investment fund, Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), an investment fund, Harbinger Capital Partners Special Situations GP, L.L.C., the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the parent of HMCNY, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC and Messrs. Falcone, Harbert and Luce, a "Reporting Person", and collectively, the "Reporting Persons"). The Capitalized terms used herein and not otherwise defined in this Amendment No. 18 shall have the meanings set forth in the
Schedule 13D.

         ITEM 4. PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended to add the following information:

         On May 20, 2008, the Issuer and its wholly owned subsidiary, Applica Pet Products LLC (together with the Issuer, the "Purchaser"), entered into a definitive Purchase Agreement (the "Purchase Agreement") with Spectrum Brands, Inc., a Wisconsin corporation ("Spectrum"), for the purchase of Spectrum's Global Pet Business (the "Transaction"). Subject to the conditions contained in the Purchase Agreement, the Purchaser will pay Spectrum $692.5 million in cash and will transfer to Spectrum (i) a principal amount of Spectrum's Variable Rate Toggle Senior Subordinated Notes due 2013 equal to $98 million less an amount equal to accrued and unpaid interest on such notes since the dates of the last interest payment for such notes (the "Transferred Variable Rate Notes") and (ii) a principal amount of Spectrum's 7 3/8 percent Senior Subordinated Notes due 2015 equal to $124.5 million less an amount equal to accrued and unpaid interest on such notes since the dates of the last interest payments for such notes (together with the Transferred Variable Rate Notes, the "Transferred Notes"). Under the terms of the Purchase Agreement, the purchase price is subject to customary adjustments, including for the financial performance of the Global Pet Business derived from the 2007 audited financial statements of the Global Pet Business, changes in working capital prior to closing and certain expenses incurred in connection with the Transaction. Funding for the Transaction (including the Transferred Notes that will be transferred to Spectrum) will be provided by an equity investment in the Purchaser by the Master Fund and the Special Fund, the controlling stockholders of the Issuer, pursuant to the terms and conditions of the Commitment Letters (as defined below). The Issuer has also received a financing commitment for credit facilities totaling $325 million, though the Transaction is not contingent on any financing requirement. The Purchase Agreement is incorporated by reference into this Item 4 and was previously filed as Exhibit 2.1 on Form 8-K filed by Salton and dated May 27, 2008 (SEC file no. 001-14857).

         In connection with Master Fund's and Special Fund's equity investment in the Issuer to fund the Transaction, on May 20, 2008, the Master Fund entered into a commitment letter with the Issuer (the "Master Fund Commitment Letter") and the Special Fund entered into a commitment letter with the Issuer (the "Special Fund Commitment Letter" and together with the Master Fund Commitment Letter, the "Commitment Letters"). Under the terms of the Commitment Letters, each of the Master Fund and the Special Fund have agreed, subject to the terms and conditions set forth in each of the Commitment Letters, respectively, to effectively purchase Shares at a price of $0.38 per share. However, because the Issuer presently does not have enough authorized Shares to issue a sufficient number of Shares to the Master Fund and the Special Fund given the size of their investment in the Issuer contemplated by the Commitment Letters, the investments by the Master Fund and the Special Fund have been structured as purchases of shares of a newly created series of convertible participating preferred stock (the "Series E Preferred Stock") that will automatically convert into Shares once the Issuer's Second Amended and Restated Certificate of Incorporation has been amended to increase the number of authorized Shares. The Master Fund and the Special Fund, together, currently own approximately 92 percent of the Issuer's outstanding Shares and therefore control the outcome of any vote to amend the Second Amended and Restated Certificate of Incorporation

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 13
---------------------------                          ---------------------------


to increase the number of authorized Shares. On May 20, 2008 the Issuer, the Master Fund and the Special Fund have also entered into a Voting Agreement (the "Voting Agreement") pursuant to which the Master Fund and the Special Fund have committed to vote in favor of such an amendment.

         As more fully described in the Master Fund Commitment Letter, subject to certain adjustments more fully set forth in the Master Fund Commitment Letter and assuming the conversion of the shares of Series E Preferred Stock being purchased by the Master Fund into Shares, the Master Fund will be acquiring a number of Shares equal to the quotient of (A) an amount equal to
(a) the sum of $481,666,666.67 (which is the amount of the cash being contributed by the Master Fund) PLUS the Fair Market Value (as defined in the Master Fund Commitment Letter) of the portion of the Transferred Notes being contributed to the Issuer by the Master Fund (the "Master Fund Contributed Notes") PLUS the Contributed Senior Interest and the Contributed PIK Interest (each as defined in the Master Fund Commitment Letter) in respect of the Master Fund Contributed Notes LESS (b) the product of (i) the Purchaser's assumed tax rate and (ii) the excess, if any, of (x) the amount realized for income tax purposes by the Purchaser in the Transaction with respect to the Master Fund Contributed Notes over (y) the Purchaser's tax basis in such Master Fund
Contributed Notes immediately after their contribution by the Master Fund, divided by (B) 0.38. The Master Fund Commitment Letter is incorporated by reference into this Item 4 and was previously filed as Exhibit 99.1 on Form 8-K filed by Salton and dated May 27, 2008 (SEC file no. 001-14857).

         As more fully described in the Special Fund Commitment Letter, subject to certain adjustments more fully set forth in the Special Fund Commitment Letter and assuming the conversion of the shares of Series E Preferred Stock being purchased by the Special Fund into Shares, the Special Fund will be acquiring a number of Shares equal to the quotient of (A) an amount equal to
(a) the sum of $240,833,333.33 million (which is the amount of the cash being contributed by the Special Fund) PLUS the Fair Market Value (as defined in the Special Fund Commitment Letter) of the portion of the Transferred Notes being contributed to the Issuer by the Special Fund (the "Special Fund Contributed Notes") PLUS the Contributed Senior Interest and the Contributed PIK Interest (each as defined in the Special Fund Commitment Letter) in respect of the Special Fund Contributed Notes LESS (b) the product of (i) the Purchaser's assumed tax rate and (ii) the excess, if any, of (x) the amount realized for income tax purposes by the Purchaser in the Transaction with respect to the Special Fund Contributed Notes over (y) the Purchaser's tax basis in such Special Fund Contributed Notes immediately after their contribution by the Special Fund,, divided by (B) 0.38. The Special Fund Commitment Letter is incorporated by reference into this Item 4 and was previously filed as Exhibit
99.2 on Form  8-K  filed  by  Salton  and  dated  May 27,  2008  (SEC  file no.
001-14857).

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Schedule 13D is hereby amended to add the following information:

         The information contained in the amendment to Item 4 above is hereby incorporated into this Item 6 by reference.

         On May 20, 2008, the Issuer, the Master Fund and the Special Fund entered into the Voting Agreement. Under the terms of the Voting Agreement the Master Fund and the Special Fund agreed to appear at each special or annual meeting of the stockholders of the Issuer (or otherwise cause their Shares, their shares of Series D Preferred Stock and their shares of Series E Preferred Stock (collectively, the "Covered Shares") to be counted as present thereat for purposes of calculating a quorum) and to vote (or cause to be voted), in person or by proxy, their respective Covered Shares in favor of the adoption of an amendment to the Second Amended and Restated Certificate of Incorporation of the Issuer authorizing the issuance of a sufficient number of additional Shares to allow all Series E Preferred Stock covered by the Commitment Letters to automatically convert into Shares in accordance with the Delaware General Corporation Law, other applicable laws and their terms. The Voting Agreement is attached hereto as Exhibit LL and is hereby incorporated into this Item 6 by reference.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following information:

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 14
---------------------------                          ---------------------------


                  EXHIBIT DESCRIPTION

                  A        Agreement  between  the  Reporting  Persons  to file
jointly

                  II       Purchase Agreement, dated as of May 20, 2008, by and
among Salton, Inc., Applica Pet Products LLC and Spectrum Brands, Inc. is incorporated by reference into the Schedule 13D as Exhibit 2.1 on Form 8-K filed by Salton and dated May 27, 2008 (SEC file no. 001-14857).

                  JJ       Commitment Letter,  dated as of May 20, 2008, by and
among Harbinger Capital Partners Master Fund I, Ltd. and Salton, Inc. and acknowledged by Applica Pet Products LLC is incorporated by reference into the
Schedule 13D as Exhibit 99.1 on Form 8-K filed by Salton and dated May 27, 2008 (SEC file no. 001-14857).

                  KK       Commitment Letter,  dated as of May 20, 2008, by and
among Harbinger Capital Partners Special Situations Fund, L.P. and Salton, Inc. and acknowledged by Applica Pet Products LLC is incorporated by reference into the Schedule 13D as Exhibit 99.2 on Form 8-K filed by Salton and dated May 27, 2008 (SEC file no. 001-14857).

                  LL       Voting Agreement

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 15
---------------------------                          ---------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HMC INVESTORS, L.L.C.


                                By:  /s/ William R. Lucas, Jr.
                                ---------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.


                                By:  Harbinger Capital Partners Special
                                     Situations GP, LLC
                                     Managing Member


                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 16
---------------------------                          ---------------------------


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC


                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President


                                HMC - NEW YORK, INC.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBERT MANAGEMENT CORPORATION


                                By:  /s/ William R. Lucas, Jr.
                                     -------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President
                                            & General Counsel



                                /s/ Philip Falcone
                                ------------------------------------
                                Philip Falcone



                                /s/ Raymond J. Harbert
                                ------------------------------------
                                Raymond J. Harbert



                                /s/ Michael D. Luce
                                ------------------------------------
                                Michael D. Luce


May 27, 2008

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 17
---------------------------                          ---------------------------


                                   EXHIBIT A

                                   AGREEMENT

         The undersigned agree that this Schedule 13D, Amendment No. 18 dated May 27, 2008 relating to the Shares of Salton, Inc. shall be filed on behalf of the undersigned.

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HMC INVESTORS, L.L.C.


                                By:  /s/ William R. Lucas, Jr.
                                ---------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 18
---------------------------                          ---------------------------


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.


                                By:  Harbinger Capital Partners Special
                                     Situations GP, LLC
                                     Managing Member


                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC


                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President


                                HMC - NEW YORK, INC.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBERT MANAGEMENT CORPORATION


                                By:  /s/ William R. Lucas, Jr.
                                     -------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President
                                            & General Counsel



                                /s/ Philip Falcone
                                ------------------------------------
                                Philip Falcone



                                /s/ Raymond J. Harbert
                                ------------------------------------
                                Raymond J. Harbert



                                /s/ Michael D. Luce
                                ------------------------------------
                                Michael D. Luce


May 27, 2008